UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                             Starbase Corporation
 ______________________________________________________________________________
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
 ______________________________________________________________________________
                        (Title of Class of Securities)

                                  8549104 03
 ______________________________________________________________________________
                                (CUSIP Number)


                           Keith E. Gottfried, Esq.
              Senior Vice President - Law and Corporate Affairs,
         General Counsel, Corporate Secretary and Chief Legal Officer
                         Borland Software Corporation
                              100 Enterprise Way
                         Scotts Valley, CA 95066-3249
                              Tel: (831) 431-1000
                              Fax: (831) 431-4171
_______________________________________________________________________________
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                  Copies to:

  Richard E. Climan, Esq.                        Daniel E. Stoller, Esq.
   David A. Lipkin, Esq.                        Richard J. Grossman, Esq.
     Cooley Godward LLP                 Skadden, Arps, Slate, Meagher & Flom LLP
   Five Palo Alto Square                            Four Times Square
    3000 El Camino Real                       New York, New York 10036-6522
  Palo Alto, CA 94306-2155                      Telephone: (212) 735-3000
 Telephone: (650) 843-5000                         Fax: (212) 735-2000
    Fax: (650) 849-7400


                                January 7, 2003
_______________________________________________________________________________
            (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.


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1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Borland Software Corporation
          IRS Id. No: 942895440
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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [_]
                                                                   (b) [_]
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3.        SEC USE ONLY

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4.        SOURCE OF FUNDS

          WC
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5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                            [_]

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6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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                                 7.      NUMBER OF SHARES BENEFICIALLY OWNED
           NUMBER OF                     BY EACH REPORTING PERSON WITH SOLE
            SHARES                       VOTING POWER
         BENEFICIALLY
           OWNED BY                      8,736,690
             EACH                ----------------------------------------------
           REPORTING             8.      SHARED VOTING POWER
            PERSON
             WITH                        0
                                 ----------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                         8,736,690
                                 ----------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                         0
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11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,736,690
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12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [_]
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13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          100% (1)
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14.       TYPE OF REPORTING PERSON

          CO
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(1)      Based on the 8,736,690 shares that were issued and outstanding immediately prior to the Merger described herein.



         This Amendment No. 1 (this "Amendment") amends the Statement on
Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on November 25, 2002 by Borland Software Corporation, a Delaware corporation ("Borland"), and Galaxy Acquisition Corp, a Delaware corporation ("Merger Sub"). This Amendment relates to the common stock, par value $0.01 per share (the "Common Stock"), of Starbase Corporation, a Delaware corporation ("Starbase"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

         The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Items 3, 4 and 5

         On January 7, 2003, Borland completed the acquisition of Starbase. At a Special Meeting of Stockholders of Starbase held on January 7, 2003, holders of a majority of the outstanding shares of the Common Stock approved the merger (the "Merger") of Starbase with and into Merger Sub pursuant to the Delaware General Corporation Law (the "DGCL").

         Under the terms of the Merger Agreement, Borland acquired Starbase for an aggregate of approximately $24 million. Pursuant to the Merger Agreement, Borland commenced on October 11, 2002 an all cash tender offer to acquire all outstanding shares of the Common Stock at a price of $2.75 per share. In the tender offer, which, as extended, expired on November 22, 2002, approximately 78.9% of the outstanding shares of the Common Stock were tendered and purchased by Merger Sub.

         The Merger became effective on January 7, 2003. As a result of the Merger, Starbase became a direct wholly owned subsidiary of Borland and each publicly held share of Starbase Common Stock outstanding immediately prior to the Merger (other than any shares with respect to which the holder properly exercised appraisal rights under the applicable provisions of the DGCL) was converted into the right to receive $2.75 in cash, without interest thereon.

         Materials will be promptly forwarded to former holders of Starbase Common Stock to permit such holders to exchange their former shares for the Merger consideration of $2.75 per share in cash. The source of funds for the payment of the Merger consideration is Borland's cash on hand and cash equivalents.



                                   SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 7, 2003


                                    BORLAND SOFTWARE CORPORATION


                                    By: /s/ Dale L. Fuller
                                        -------------------------------------
                                    Name:   Dale L. Fuller
                                    Title:  President and Chief Executive
                                            Officer